

21001251

SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response......12.00

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 17 2021

SEC FILE NUMBER
8-44129

Washington DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COKER & PALMER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 LELIA DRIVE
                              (No. and Street)

JACKSON   MS   39216-4818
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. DAVID COKER   601-865-0101
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDERS MINKLER HUBER & HELM LLP
                    (Name – if individual, state last, first, middle name)

800 MARKET SUITE 500	ST. LOUIS	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. DAVID COKER _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

COKER & PALMER, INC. _____ , as

of DECEMBER 31 _____ , 20 20 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

No exceptions.

_____

_____

_____
Signature

_____
Title

_____
Notary Public

STATE OF MISSISSIPPI
NOTARY PUBLIC
ID # 6516
DIANA EGGER
Commission Expires
Aug. 26, 2024
HINDS COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coker & Palmer, Inc. (a Mississippi corporation), as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Coker & Palmer, Inc.'s management. Our responsibility is to express an opinion on Coker & Palmer, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Coker & Palmer, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm ʟʟᴘ | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) and Other Schedules have been subjected to audit procedures performed in conjunction with the audit of Coker & Palmer, Inc.'s financial statements. The supplemental information is the responsibility of Coker & Palmer, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) and Other Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as Coker & Palmer, Inc.'s auditor since 2014.

February 25, 2021

COKER & PALMER, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CASH AND CASH EQUIVALENTS	$	198,762
RESTRICTED CASH		100,000
TEMPORARY CASH INVESTMENTS		199,995
RECEIVABLES FROM & DEPOSITS WITH CLEARING BROKERS		191,120
OTHER ACCOUNTS RECEIVABLE		60,468
RECOVERABLE INCOME TAXES		133,734
PREPAID EXPENSES		50,512
INVESTMENTS		377,259
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $381,804		37,891
RIGHT-OF-USE ASSETS		149,091
	$	1,498,832

The accompanying notes are an integral part of this statement.

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	19,623
Accrued expenses		158,090
Operating lease liability		153,312
Deferred income taxes		12,440
Total liabilities		343,465

**COMMITMENTS AND CONTINGENCIES
AND GUARANTEES**

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value; 1,000,000 shares authorized, 60,000 shares issued and outstanding	600
Paid-in capital	70,458
Retained earnings	1,084,309
Total stockholders' equity	1,155,367

	$	1,498,832

COKER & PALMER, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

REVENUE:

Commissions	$ 943,420
Income from sale of investment company shares	870,805
Gain on investment accounts	39,309
Interest and dividend income	13,391
Revenue from underwriting and selling group participation	1,282,429
Research and investment advisory fee revenue	2,198,438
Other income	547,349
	5,895,141

EXPENSES:

Compensation and related expenses	4,457,899
Brokerage and clearing fees	166,146
Occupancy and management services	290,832
Communications	29,821
Quote services	157,472
Depreciation expense	16,529
Other operating expenses	550,290
	5,668,989

INCOME BEFORE INCOME TAXES	226,152

INCOME TAX EXPENSE (BENEFIT)

Current benefit	(92,970)
Deferred portion	57,526
	(35,444)

NET INCOME	$ 261,596

The accompanying notes are an integral part of this statement.

COKER & PALMER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2020

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, JANUARY 1, 2020	$ 600	70,458	822,713	893,771
Net income for year	-	-	261,596	261,596
BALANCES, DECEMBER 31, 2020	$ 600	70,458	1,084,309	1,155,367

The accompanying notes are an integral part of this statement.

COKER & PALMER, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	261,596
Adjustments to reconcile net income to net cash		
and cash equivalents used in operating activities:		
Depreciation expense		16,529
Deferred income taxes		57,524
Realized and unrealized gain on investments		(39,309)
(Increase) decrease in operating assets:		
Receivable from and deposits with		
clearing broker		(23,376)
Other accounts receivable		13,023
Recoverable income taxes		(122,505)
Prepaid expenses		(2,524)
Decrease in operating liabilities:		
Accounts payable and accrued expenses		(217,614)
Net cash used in operating activities		(56,656)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from the sale of temporary cash investments		1,578,000
Purchase of temporary cash investments		(1,199,466)
Purchase of investments		(287,234)
Net cash provided by investing activities		91,300
NET INCREASE IN CASH, CASH EQUIVALENTS		
AND RESTRICTED CASH		34,644
CASH, CASH EQUIVALENTS AND RESTRICTED CASH		
AT BEGINNING OF PERIOD		264,118
CASH, CASH EQUIVALENTS AND RESTRICTED CASH		
AT END OF PERIOD	$	298,762
SUPPLEMENTAL DISCLOSURES OF CASH FLOW		
INFORMATION:		
Non-cash increase in right-of-use assets		
and operating lease liability	$	127,330
Cash paid during the year for:		
Interest	$	-
Income taxes	$	31,093

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the Company) is a registered securities broker-dealer located in Jackson, Mississippi. The Company has a branch office in New Orleans, Louisiana. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification (the FASB ASC), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (GAAP). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates. Fees for research and investment advisory services are recorded when the services are rendered in accordance with agreements with the Company's customers.

Cash, Cash Equivalents and Restricted Cash

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Certificates of deposit and United States Treasury Bills with an original maturity of more than three months are reported on the statement of financial condition as temporary cash investments.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash and cash equivalents	$ 198,762
Restricted cash	100,000
	$ 298,762

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Cash, Cash Equivalents and Restricted Cash - continued:

Amounts included in restricted cash represent funds set aside as required by the Company's clearing firm.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate their fair values due to the short maturity of these instruments.

The Company records its investments at fair value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of income.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over three to ten years, the estimated useful lives of the assets.

Revenue Recognition

Revenue is recognized upon the transfer of goods and services to customers in an amount that reflects the consideration the Company expects to receive for those goods or services. Refer to Note 2 for additional information.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes - continued:

The Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. With limited exceptions, the Company is no longer subject to U.S. Federal, state or local income tax examinations by tax authorities for years before 2017. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment, the Company determines whether it is more likely than not that the positions would be sustained under examination by the tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination. The Company has not recognized a provision for any unrecognized tax benefits in the accompanying financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS - CONTINUED:

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital market offering at that point. In addition, the Company earned compensation in the amount of $1,282,429 for its participation in the distribution of unregistered offerings. This income is recognized when received.

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS - CONTINUED:

<u>Investment Banking</u> - continued:

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, all amounts were immaterial.

<u>Asset Management</u>

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Performance fees. As additional consideration for the investment advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a fund or separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period or the life of a fund. These fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized evenly over the contract period once it is probable that a significant reversal will not occur. The Company believes that

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS - CONTINUED:

Asset Management - continued:

ratable recognition over the service period is the appropriate approach for recognizing revenue because the services are substantially the same each day and have the same pattern of transfer. Performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTE 3 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC and SIPC insurance limit. At December 31, 2020, the Company's bank balance did not exceed the insured limit. The Company has never experienced any losses related to those balances.

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 4 - FAIR VALUE MEASUREMENTS

Authoritative guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level III measurements). The three levels of the fair value hierarchy are described as follows:

NOTE 4 - FAIR VALUE MEASUREMENTS - CONTINUED:

Level I - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and brokerage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level II - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level III - Valuations based on inputs that are unobservable and represent the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary greatly and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level III.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company utilized the following valuation methodologies for assets and liabilities measured at fair value as of December 31, 2020. There were no changes in the valuation methodologies during 2020.

Preferred stock - actively traded - The Company's Level I assets are valued at the closing price reported on the active market on which the individual securities are traded.

Preferred stock - not readily marketable - The Company's Level III asset is valued based on the original cost of the asset, the current yield and expected redemption price. The Company believes this to be the best estimate of the value.

The preceding methods described may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ significantly from values that would be determined by negotiations held between parties in a sales transaction and those

NOTE 4 - FAIR VALUE MEASUREMENTS - CONTINUED:

differences could be material. Although the Company believes its valuation methods are appropriate, the use of different methodologies could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Company's assets (liabilities) stated at fair value as reflected in the accompanying statement of financial condition as of December 31, 2020.

	December 31, 2020			
	Level I	Level II	Level III	Total
Preferred stock	$ 324,259	-	53,000	377,259
	$ 324,259	-	53,000	377,259

Following is a summary of changes in the fair value of the Company's assets valued utilizing Level III inputs for the year ended December 31, 2020:

Investment in preferred stocks - not readily marketable:	
Balance at beginning of year	$ 53,000
Purchase of preferred stock	-
Adjustments to estimated fair value	-
Balance at end of year	$ 53,000

NOTE 5 - INCOME TAXES

The provision for Federal and state income taxes consists of the following:

CURRENT INCOME TAXES:

State income tax recoverable	$ (16,882)
Federal income tax recoverable	(76,088)
	(92,970)

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 5 - INCOME TAXES - CONTINUED:

DEFERRED INCOME TAXES (BENEFIT) RELATED TO:

Depreciation	$	(4,006)
Accrued compensation		218
Other accrued expenses		52,395
Unrealized gain on investments		8,919
		57,526
Net income tax benefit	$	(35,444)
U.S. federal income tax rate		21.00 %
Increases (reductions) in tax rate resulting from:		
Nontaxable income - Paycheck Protection Program loan		(36.78)
Nondeductible items		0.11
		(15.67) %

The difference in the expected income tax expense at U.S. statutory tax rates and the income tax expense detailed above for the year ended December 31, 2020 relates primarily to the tax on non-deductible expenses and non-taxable revenue.

The net deferred income tax asset (liability) results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

DEFERRED TAX ASSET:

Accrued compensation	$	6,839

DEFERRED TAX LIABILITY:

Unrealized gain on investments		(9,985)
Excess of book depreciation expensed over tax depreciation expensed		(9,294)
Net deferred tax liability	$	(12,440)

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2020, the Company had net capital of $622,032, which was $522,032 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was .29 to 1 at December 31, 2020.

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 8 - RETIREMENT PLAN

The Company provides for retirement benefits for its employees through a 401(k) plan. The plan covers substantially all permanent employees that are 21 years of age and have completed one year of eligible service. Participants may contribute a portion of their compensation to the plan and the Company contributes safe harbor matching contributions each year. The Company's matching contributions were $77,806 during 2020.

NOTE 9 - RELATED PARTIES

The Company rents office space on a month-to-month basis in an office building owned by a separate company, Cadenza Properties, LLC, that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid for 2020 was $133,200.

NOTE 10 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 9). The Company entered into a new lease for office space in New Orleans, Louisiana in October 2020. Prior to the new lease, the Company leased office space month to month. Rental payments under operating leases for the year ended December 31, 2020 was $38,016. Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these leases is recognized as paid over the lease term. The Company also entered into two new lease agreements for licenses. New leases resulted in the recording of additional net right-of-use operating lease assets and operating lease liabilities of $147,010 using a discount rate of 3.5%.

The following table represents the amounts recorded on the balance sheet as of December 31, 2020:

ASSETS:		
Right-of-use assets	$	149,091
LIABILITIES:		
Current:		
Operating lease liability	$	67,181
Noncurrent:		
Operating lease liability		86,131
Total lease liabilities	$	153,312

Future commitments, including options to extend lease terms that are reasonably certain of being exercised, related to leases at December 31, 2020, are summarized below:

2021	$	103,928
2022		101,477
2023		48,975
Total minimum future lease payments	$	254,380

NOTE 11 - CONCENTRATIONS

For the year ended December 31, 2020, no single customer generated more than 10% of the Company's commission revenue.

NOTE 12 - CONTINGENCIES

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all unsettled claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic which has spread throughout the United States and around the world. The ongoing COVID-19 pandemic initially caused significant disruption in global financial markets, including significant volatility in the securities market. Management believes any disruption experienced will be temporary, but there is uncertainty about the duration and potential impact. As a result, the Company is unable to estimate the potential impact on the business. Management does not currently anticipate a material adverse effect on the Company's financial position.

On April 13, 2020, the Company received the proceeds of a note in the amount of $344,010 under the provision of the Paycheck Protection Program (PPP) which was authorized by the Coronavirus Aid, Relief, and Economic Security (CARES) Act which was passed by Congress and signed into law on March 27, 2020. The PPP SBA loan program is an economic incentive for employers to keep their workers on payroll over an eight to twenty-four week period, and is subject to forgiveness of payroll, rent, mortgage interest, and utilities incurred by the employers during that period. For amounts not forgiven under the program, the note bears interest at a rate of one percent, is due within two years, and is fully guaranteed by the U.S. Government. On December 11, 2020, 100% of the Company's loan was forgiven by the Small Business Administration and has been included in other income in the accompanying financial statements. The loan is subject to potential audit by the SBA in future periods; however, management does not believe there will be any adjustments made to the amount of the forgiveness.

NOTE 13 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring adjustment to or disclosure in the financial statements through February 25, 2021, the date the financial statements were approved by the Company's management and thereby available to be issued.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

STOCKHOLDERS' EQUITY:

Capital stock outstanding		$ 600
Additional paid-in capital		70,458
Retained earnings		1,084,309
		1,155,367

DEDUCTIONS:
Non-allowable assets:

Furniture and equipment	37,891	
Receivables from non-customers	60,468	
Recoverable income taxes	133,734	
Prepaid expenses	50,512	
Investments not readily marketable	53,000	
Right-of-use assets	149,091	
		484,696
Net capital before haircuts on securities positions		670,671
Less: Haircuts		48,639
Net capital		622,032

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	177,713	

MINIMUM CAPITAL REQUIREMENTS:
(6.67% of $622,032 subject to minimum
capital of $100,000)

		100,000
Capital in excess of minimum requirement		$ 522,032

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED:
DECEMBER 31, 2020

RATIO OF AGGREGATE INDEBTEDNESS
  TO NET CAPITAL $ .29 to 1

RECONCILIATION WITH COMPANY'S
  COMPUTATION (INCLUDED IN PART II OF
  FORM X-17A-5 AS OF DECEMBER 31, 2020):
  Net capital, as reported in Company's
  Part II (unaudited) Focus Report - as amended $ 622,032

    Net capital as computed above $ 622,032

COKER & PALMER, INC.

OTHER SCHEDULES
DECEMBER 31, 2020

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

COKER & PALMER, INC.

SCHEDULE II

EXEMPTION REPORT

Coker & Palmer, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):

>   (2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year.

Coker & Palmer, Inc.

I, J. David Coker, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President

February 25, 2021



Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

We have reviewed management's statements, included in the accompanying Schedule II - Exemption Report, in which (1) Coker & Palmer, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Coker & Palmer, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(ii) (the "exemption provisions") and (2) Coker & Palmer, Inc. stated that Coker & Palmer, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coker & Palmer, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coker & Palmer, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 25, 2021